TRUMID FINANCIAL LLC

Statement of Financial Condition

December 31, 2015 (in thousands)

Assets		
Cash	$	11,229
Receivable from intermediation agent		25
Furniture, equipment and capitalized software, net of accumulated depreciation and amortization of $632		1,252
Prepaid expenses and other assets		95
Total assets	$	**12,601**
Liabilities and members' equity		
Liabilities		
Accrued employee compensation	$	249
Accounts payable, accrued expenses and other liabilities		330
Total liabilities		**579**
Commitment and Contingencies (Note 8)		
Members' equity		
Members' equity		12,022
Total members' equity		**12,022**
Total liabilities and members' equity	$	**12,601**

The accompanying notes are an integral part of these financial statements